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LMS MEDICAL SYSTEMS INC.

For Immediate Release

                  MICHAEL MAHER TO JOIN LMS BOARD OF DIRECTORS

MONTREAL, QUEBEC, OCTOBER 2, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics announced today that
Mr. Michael Maher has agreed to join its board of directors. The appointment is subject to the approval of the Toronto Stock Exchange.

Based in New York, Mr. Maher holds forty years of Wall Street investment business experience having most recently served as a Managing Director of
Merrill Lynch guiding a move to closer integration of the asset base of individual clients with the needs of large institutional investors. Prior thereto, Mr. Maher served as a senior Vice-President of Lehman Bros. and as
Managing Director and a member of the Board of Directors of Morgan Grenfeld,
C.J. Lawrence. His two decades at Morgan Grenfeld, C.J. Lawrence culminated in assisting in its merger and integration into Deutsche Bank. Mr. Maher serves on the board of The Gregorian University Foundation, the largest University in
Rome. Being an avid pianist, he also serves as Vice Chairman of a New Jersey based symphony.

"Having Michael Maher agree to serve in a stewardship role is a valuable addition for the Company", said Benoit LaSalle, Chairman of the Board. "His experience, public market acumen and networking capabilities are well known and highly respected."

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

        FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                       DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                            THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                        Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                 Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com        www.howardgroupinc.com

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.